December 16, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

ATTN: Ta Tanisha Meadows & Angela Lumley

RE:	urban-gro, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 29, 2022
File No. 1-39933

To Whom It May Concern:

I am submitting this letter on behalf of urban-gro, Inc. (the “Company”). We hereby acknowledge receipt of your letter of comment, dated December 2, 2022, regarding the above referenced filings (the “letter of comment”). Your letter of comment requests the Company to respond to the comments within ten business days or advise you as soon as possible when it will respond. Please be advised that due to timing constraints on our internal finance and legal personnel, we would like to request an extension of time to provide a response. The Company expects that it will be able to provide a response to the staff’s comments on or by January 6, 2023. Accordingly, we hereby respectfully request an extension of the time period required to respond to the staff’s comments until January 6, 2023. If this date is not acceptable to you, please let me know.

Should you have any further questions, please do not hesitate to call me at (720) 390-3880.

Respectfully submitted,

/s/ Bradley Nattrass
Bradley Nattrass, CEO
urban-gro, Inc.